Exhibit 1.6

                                    EXHIBIT A

                                 PROMISSORY NOTE

$1,135,568.82                                                       July 1, 2003

         FOR VALUE RECEIVED, and intending to be legally bound, ATLAS PRECIOUS METALS INC., a Nevada Corporation ("Debtor") hereby promises to pay to the order of HAROLD R. SHIPES and EILEEN A. SHIPES, jointly or the survivor of them, or order ("Holder") at 11251 E. Camino del Sahuaro, Tucson, AZ 85749 the principal amount of One Million One Hundred Thirty-five Thousand Five Hundred Sixty-eight and 82/100 Dollars ($1,135,568.82) ("Principal Amount") subject to the following terms and conditions:

         1. Subject to the terms and conditions hereinbelow set forth, the Principal Amount shall be payable, without interest, as follows:

         (a) On January 1, 2004 Debtor shall pay to Holder the sum of Five Thousand Five Hundred Sixty-eight and 82/100 Dollars ($5,568.82).

         (b) Commencing February 1, 2004, and on the first day of each month thereafter through and including June 1, 2013, the Debtor shall pay to the Holder monthly installments, without interest, of $10,000.00.

         (c) If not sooner paid, the entire Principal Amount, without interest, shall be due and payable on June 1, 2013.

         2. If Debtor shall default in the payment of principal hereunder when the same shall become due and payable, the unpaid principal sum of this Note shall immediately bear interest at the rate of ten percent (10%) per annum until paid in full, and shall be payable monthly or, at the option of Holder hereof, on demand.

         3. Debtor may at any time, upon ten days advance notice, prepay the entire unpaid principal of this Note or any part thereof without additional interest or penalty. Any prepayment in part shall be applied first to accrued but unpaid interest hereunder, and second to installments of principal in the reverse order of maturity.

         4. Payments of both principal and interest on this Note shall be made to Holder in immediately available funds in lawful money of the United States.

         5. This Note is fully negotiable and may be assigned by Holder. Neither this Note nor the obligations of Debtor hereunder may be assigned or delegated by Debtor without the prior written consent of Holder.

         6. The occurrence of any of the following events ("Events of Default") with respect to Debtor, shall constitute a default hereunder: (a) if any payment required hereunder shall not be paid in full when due, and shall continue unpaid for a period of thirty (30) days thereafter; or (b) if a default shall occur under any covenant contained in any instrument relating to the rights of Holder hereunder including, but not limited to, that certain Stock Purchase Agreement


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of even date herewith and to which this Note is attached as Exhibit A, or the
Stock Pledge Agreement referenced in said Stock Purchase Agreement; or (c) the occurrence of a "Change in Control" of Debtor without Holder's express written consent. For purposes of this Note, "Change in Control" shall be defined as a change in the holding, either directly or indirectly, of shares of the Debtor as a result of which a person or a group of persons, or persons acting jointly or in concert, or persons associated or affiliated with any such person or group, are in a position to exercise effective control of the Debtor, provided that for the purposes of this Note a person or group of persons holding shares that would entitle the holders thereof to cast more than 51% of the votes attaching to all shares of the Debtor shall be deemed to be in a position to exercise effective control of the Debtor.

         7. Upon the occurrence of a default hereunder, the entire principal balance of this Note plus accrued interest, if any, shall, at the option of Holder, become immediately due and payable without notice or demand, and Holder shall have all rights and remedies provided under all applicable laws and shall be deemed to have exercised the same immediately upon the occurrence of any such event without notice or further action, irrespective of when any record of the same may thereafter be noted by Holder.

         8. Failure by Holder to declare a default hereunder shall not constitute a waiver of any subsequent default. Debtor further promises to pay a reasonable attorney's fee, court costs, and any other expenses, losses, charges, damages incurred or advances made by Holder in protection of its rights or caused by Debtor's default under the terms of this Note.

         9. If Holder retains an attorney for collection of this Note, or if any suit or proceeding is brought for the recovery of all or any part of or for protection of the indebtedness, or any collateral, or to enforce Holder's rights under any agreement securing the Principal Amount, or other collateral agreement, then Debtor agrees to pay on demand all reasonable costs and expenses of the suit or proceeding, or any appeal thereof, incurred by Holder, including, without limitation, reasonable attorney's fees.

         10. The terms of this Note shall not be varied, altered or modified except by a writing signed by Holder and Debtor.

         11. Debtor hereby waives presentment for payment or acceptance, demand and protest, and notice of protest, dishonor and non-payment of this Note.

         12. No delay on the part of Holder in exercising any power or right under this Note shall operate as a waiver of the power or right, nor shall any single or partial exercise of that power or right, preclude further exercise of that power or right. The rights and remedies specified in this Note are cumulative and not exclusive of any rights and remedies that Holder may otherwise possess.

         13. The provisions of this Note shall be severable, so that if any provision hereof is declared invalid under the laws of any state where it is in effect, or of the United States, all other provisions of this Note shall continue in full force and effect.

         14. This Note shall be binding upon Debtor and its successors and assigns, and shall inure to the benefit of and be enforceable by Holder, its successors and assigns.


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         IN WITNESS WHEREOF, and intending to be legally bound hereby, the undersigned has caused this Note to be executed on the date first above written.




                                 ATLAS PRECIOUS METALS INC. a Nevada corporation




                                 By:
                                    --------------------------------------------
                                          Gary E. Davis, President




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